GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

Assets:		
Cash and cash equivalents	$	276,444
Investments		54,696
Accounts receivable, net of allowance for credit loss of $5,990		638,692
Prepaid expenses		800
Operating lease		372,619
Furniture and equipment, net of accumulated depreciation of $23,972		3,973
Total Assets	$	1,347,224
Liabilities and Member's Equity:		
Liabilities:		
Operating lease liability	$	423,089
Due to parent, net		57,013
Accrued expenses		155,460
Total Liabilities		635,562
Commitments and Contingencies (Note 6)		
Member's Equity		711,662
Total Liabilities and Member's Equity	$	1,347,224